Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66771

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Osaic Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18700 N. Hayden Road, Suite 255

(No. and Street)

Scottsdale	**AZ**	**85255**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	**(602) 262-3301**	**david.schmidt@osaic.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

100 S Mill Ave #1800	**Tempe**	**AZ**	**85281**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schmidt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Osaic Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIANA SESTIAGA
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 658410
Expires October 19, 2027

Signature: [signature]

Title: Treasurer & Financial Operations Principal

[signature] Diana Sestiaga
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Osaic Services, Inc.
(SEC File Number 8-66771)
(An indirect wholly owned subsidiary of Osaic Holdings, Inc.)
December 31, 2024
With Report of Independent Registered Public Accounting Firm

Osaic Services, Inc.
(An indirect wholly owned subsidiary of Osaic Holdings, Inc.)
Table of Contents
December 31, 2024

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

Term or abbreviation	Definition
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CODM	Chief Operating Decision Maker
FASB	Financial Accounting Standards Board
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
Net Capital Rule	SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital
OFSI	Osaic Financial Services, Inc.
OSA	Osaic, Inc.
OSHI	Osaic Holdings, Inc.
OWI	Osaic Wealth, Inc.
PAB	Proprietary account of a broker-dealer
RIA	Registered investment adviser
SEC	Securities and Exchange Commission
U.S.	United States of America

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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Deloitte & Touche LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel: +1 602 234 5100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Osaic Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Osaic Services, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2025

We have served as the Company's auditor since 2017.

Osaic Services, Inc.
(An indirect wholly owned subsidiary of Osaic Holdings, Inc.)
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	5,937,058
Restricted cash		350,000
Accounts receivable		3,233
Receivables from affiliate		89,237
Income tax receivable		35,579
Total assets	$	6,415,107
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$	78,139
Payables to affiliate		308,962
Deferred tax liabilities		581
Total liabilities		387,682
Commitments and contingencies (Note 6)		
STOCKHOLDER'S EQUITY:		
Common stock, $250 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		250,000
Additional paid-in capital		9,850,000
Accumulated deficit		(4,072,575)
Total stockholder's equity		6,027,425
Total liabilities and stockholder's equity	$	6,415,107

See accompanying notes.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Osaic Services, Inc. (the "Company") is a wholly owned subsidiary of OSA, which is a wholly owned subsidiary of OSHI. OSHI is an indirect wholly owned subsidiary of OFSI.

The Company is a broker-dealer registered with FINRA and the SEC pursuant to the Securities Exchange Act of 1934. The Company intends to provide brokerage services and access to diversified financial products to investment advisory clients of affiliated financial professionals. The Company will execute its clients' transactions on a fully disclosed basis through unaffiliated clearing firms which carry the accounts and securities of the Company's clients.

Management of the Company has performed an evaluation of subsequent events through February 21, 2025, which is the date the financial statement was available to be issued.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The financial statement was prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the U.S. as one reportable segment as it only reports financial information on a consolidated basis to its CODM.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company's cash equivalents include U.S. Treasury bills that have a maturity of less than 90 days as of the date of purchase, which are measured at fair value.

Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3: Inputs that are unobservable.

As of December 31, 2024, the Company had U.S Treasury bills of $4.9 million included within "Cash and cash equivalents" on the Statement of Financial Condition. The fair value of the U.S. Treasury bills is based on quoted prices obtained from independent vendor services calculated on a settlement-date basis as of the close of the period, which are considered Level 1 inputs. The Company had no other material financial instruments recorded at fair value as of December 31, 2024.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Income Taxes

In preparing the financial statement, the Company estimates income tax expense or benefit based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense or benefit. Management makes significant judgments in determining the income tax expense or benefit, deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of OFSI. In addition, in those states that have a unitary structure, OFSI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from OFSI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate return basis.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions and uncertainties. When a loss is probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues the minimum amount in the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable" in the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's employees; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The costs of defense related to legal and regulatory matters are expensed in the period they are incurred. For additional information, see "Note 6 – Commitments and Contingencies."

Recently Adopted Accounting Pronouncements

ASU 2023-09 — In December 2023, the FASB issued ASU 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*. This ASU requires (i) annual disclosures of specific categories in the rate reconciliation, (ii) additional disclosures for items in the rate reconciliation which meet or exceed specified thresholds, and (iii) disaggregation of income taxes paid by jurisdiction. The amendments in this ASU were effective and adopted on January 1, 2025 and will be applied prospectively. The adoption of this ASU will not have a material impact on the Company's financial statement.

ASU 2023-07 — In November 2023, the FASB issued ASU 2023-07, *Segment Reporting – Improvements to Reportable Segment Disclosures*. This ASU requires public entities which have a single reportable segment to disclose all existing segment disclosures along with the expanded segment disclosures within this ASU. This ASU expands disclosures to reportable segments by requiring (i) disclosure of significant segment expenses which are regularly provided to the CODM and included within the reported measure(s) of each segment's profit or loss, (ii) the amount and description of the composition of other segment items (defined as the difference between segment revenue less the segment expenses disclosed under the significant expense principle and included in the measure of segment profit or loss), (iii) all annual disclosures of each reportable segment's profit or loss to be disclosed in each interim period, and (iv) disclosure of the title and position of the CODM, along with an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU were effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the provisions of this guidance on January 1, 2024. The adoption of this ASU resulted in new segment disclosures for the Company. For additional information, see "Note 7 – Segments."

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2023-06 — In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU impacts the disclosure and presentation requirements of various topics within the ASC, including, but not limited to, the statement of cash flows, accounting changes and error corrections, interim reporting, commitments, debt and equity. The amendments in this ASU are effective on the same date each amendment's removal from SEC Regulation S-X or SEC Regulation S-K is effective. If by June 30, 2027, the SEC has not removed the applicable disclosure and presentation requirements from SEC Regulation S-X or SEC Regulation S-K, the pending content in this ASU related to each respective amendment will be removed from the ASC and will not become effective. The amendments in this ASU should be applied prospectively and early adoption is prohibited. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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NOTE 3 – INCOME TAXES

The following table presents the components of deferred tax liabilities as of December 31, 2024:

Deferred tax liabilities:		
State taxes	$	(437)
Unrealized gains		(144)
Total deferred tax liabilities	$	(581)

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2024, the Company had no liability recorded for unrecognized tax benefits.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, which are subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2021 to 2024 remain open to examination, and in the state jurisdictions, the tax years of 2020 to 2024 remain open to examination as of December 31, 2024. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

NOTE 4 – RELATED PARTY TRANSACTIONS

"Receivables from affiliate" and "Payables to affiliate," as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis. OSA allocates certain expenses to the Company which results in payables to OSA.

NOTE 5 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to periodic examinations and supervision by various governmental and self-regulatory organizations. Certain withdrawals, including the payment of dividends, require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than the minimum requirements.

The Company is subject to the SEC's Net Capital Rule, which requires the maintenance of minimum net capital. The Company elected to compute net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items. Net capital can fluctuate on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2024 are summarized in the following table:

Net Capital	Required Minimum Net Capital	Excess Net Capital
$ 5,549,325	$ 250,000	$ 5,299,325

The Company is exempt from the computation for the determination of customer and PAB account reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains errors and omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

On August 14, 2024, the Company and OWI, an indirect wholly owned subsidiary of OSHI, were the subject of an Order Instituting Administrative and Cease-And-Desist Proceedings (the "Order") by the SEC pursuant to the SEC's industry-wide review of the use of off-channel communications by persons associated with broker-dealers and investment advisers. The Order required the firms to jointly and severally pay a fine of $18 million in the aggregate and to agree to certain undertakings, including retention of a compliance consultant. As a result of the transfer of the Company's broker-dealer and RIA business to OWI on September 1, 2023, any recorded and unrecorded liabilities related to the Company that existed as of September 1, 2023 were transferred to OWI and are no longer the responsibility of the Company. As a result, OWI paid the fine in full during the third quarter of 2024.

As of December 31, 2024, there was no accrual for legal and regulatory matters. Refer to "Note 2 – Significant Accounting Policies and Basis of Presentation" for a discussion of the criteria for recognizing liabilities for contingencies. The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. There was no range of reasonably possible losses in excess of amounts accrued as of December 31, 2024, based upon currently available information.

Indemnifications

In the normal course of business, the Company provides indemnifications and guarantees to certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The Company has not recorded any contingent liability in the financial statement for these indemnifications as any potential payments under these agreements cannot be estimated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company has not recorded any contingent liability in the financial statement for these indemnifications as any potential payments under these agreements cannot be estimated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur.

Clearing Firms

In the normal course of business, the Company's client activities involve the execution, settlement and financing of various client securities transactions. The Company uses unaffiliated clearing firms to execute certain client transactions. Such transactions may expose the Company and the clearing firms to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

7

clients' obligations. The Company does not expect nonperformance by clients. There is no maximum risk of loss under such arrangement. There are no customer balances or pending customer transactions as of December 31, 2024.

Concentrations of Credit Risk

The Company maintains cash in bank deposit accounts at nationally recognized financial institutions, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 7 – SEGMENTS

The Company operates exclusively in the U.S. as one reportable segment and is managed on a consolidated basis. The Company intends to provide brokerage services and access to diversified financial products to investment advisory clients of an affiliated financial professional. The Company's CODM is the Chief Accounting Officer of OSHI. The CODM evaluates the performance of, and allocates resources to, the Company based on net capital, which is not a measure of profit or loss. The CODM utilizes the monthly net capital analysis to determine what, if any, capital may be withdrawn and distributed to the parent company, or if a capital contribution is needed.

For additional information relating to the Company's net capital, refer to "Note 5 – Net Capital Requirements and Exemptions."

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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